RED ROBIN GOURMET BURGERS, INC.

10000 E. Geddes Avenue, Suite 500

Englewood, CO 80112

July 2, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Red Robin Gourmet Burgers, Inc.

Registration Statement on

Form S-3 (File No. 333-280228)

Dear Ms. Pandit:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Red Robin Gourmet Burgers, Inc. (the “Company”) be accelerated to July 5, 2024 at 4:30 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

*****

Very truly yours,

Red Robin Gourmet Burgers, Inc.

By:	/s/ Todd Wilson
Name:	Todd Wilson
Title:	Chief Financial Officer